701 Brickell Avenue, Suite 3300 | Miami, FL 33131 | T 305.374.8500 | F 305.789.7799

Holland & Knight LLP | www.hklaw.com

Rodney H. Bell

305.789.7639

Rodney.Bell@hklaw.com

September 15, 2017

Irene Paik

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:                             Emergent Capital, Inc.

Registration Statement on Form S-1

Filed August 25, 2017

File No. 333-220187

Dear Ms. Paik:

On behalf of Emergent Capital, Inc. (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated September 1, 2017, regarding the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on August 25, 2017.  In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter.  Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

In addition, we have simultaneously filed a copy of Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) and this letter via EDGAR.

Incorporation of Certain Information by Reference, page 55

1.              You indicate on the cover page that you are an “accelerated filer.” Because you are not a “smaller reporting company,” it appears you are ineligible to incorporate by reference future filings, as it appears you are attempting to do in the paragraph following the bullet points. See Item 12(b) of Form S-1. Please revise accordingly or advise.

In response to the Staff’s question, the Company has amended the Registration Statement to reflect that the Company has elected to be treated as a “smaller reporting company” pursuant to Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, and Question 102.01 of the Commission’s Regulation S-K Compliance and Disclosure Interpretations. As of June 30, 2017, which is the last business day of the Company’s most recently completed second fiscal quarter, the Company’s public float was under $75 million.

If you have any questions regarding the above, please contact the undersigned at (305) 789-7639.

Sincerely yours,

/s/ Rodney H. Bell

Rodney H. Bell